

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 3561

November 13, 2009

W. Edwin Litton
General Counsel, Senior Vice President, Human Resources
and Secretary
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive
Suite 501
Alpharetta, GA 30004

> **Re:** **Cellu Tissue Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2009**
> **File No. 333-162543**

Dear Mr. Litton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please note the staff may have comments on the non-430A disclosure included in your amended filing.

2. Prior to the effectiveness of the registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has

finished its review and has no concerns with respect to the proposed underwriting arrangements.

3.   You refer in several places to agreements, plans, charters and other documents that will be finalized "[u]pon completion" of the offering, "prior to the closing of this offering, "[f]ollowing this offering," or otherwise. As non-exclusive examples, see pages 9 and 76. With a view to disclosure, please advise when you will file or make available such information. We may have further comment.

Back Cover Page of Prospectus

4.   Please provide the dealer prospectus delivery information required by Item 502(b) of Regulation S-K. See Item 2 of Form S-1.

Industry and Market Data, page i

5.   It is unclear if the references to "net sales" and "product mix" are to your own sales and products. If so, it is unclear why you would rely on third party data for such information. Please revise or advise.

Summary, page 1

6.   Please revise the second paragraph on page four to identify the customers for which sales have equaled 10 percent or more. See Item 101(c)(1)(vii) of Regulation S-K.

Summary Consolidated Financial Data for Cellu Tissue Holdings, Inc, page 10

7.   We note your use of Adjusted EBITDA throughout the filing as an operating financial measure. In discussing your operating results, you discuss the significant growth in Adjusted EBITDA on page 3 and 63. You state this measure is useful to investors because it is used by management to evaluate your financial performance. However, we also note that adjusted EBITDA excludes stock based compensation and several other recurring items. It appears that you have eliminated recurring items to smooth earnings. As such, it appears that this non-GAAP financial measure is not in compliance with Item 10(e) of Regulation S-K. Your current disclosures do not demonstrate the usefulness of this measure and how it is used to evaluate performance considering that several of the items appear to be recurring in your ongoing operations. Accordingly, please revise your presentation to demonstrate the usefulness of this measure and explain how it complies with Item 10(e) of Regulation S-K. Refer to "Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures" as issued by the Commission and Item 10(e) of Regulation S-K for detailed guidance.

W. Edwin Litton
Cellu Tissue Holdings, Inc.
November 13, 2009
Page 4

8.   We also note that Adjusted EBITDA performance goals are used for annual bonus
        compensation. If your disclosure of Adjusted EBITDA relates to executive
        compensation only, then this disclosure should be confined to the executive
        compensation section of the filing and should comply with Instruction 5 to
        Regulation S-K Item 402(b).

Risk Factors, page 14

9.   Please revise the subheading of the risk factor on page 15 to clarify the "certain
        risks." Also, to place the risk in context, please revise the second bullet point to
        quantify the approximate amounts or percentages that are required to be dedicated
        to pay indebtedness.

10.   Please revise the second risk factor on page 17 to quantify the fixed charge
        coverage ratio.

11.   To further place the risk in context, please revise the first risk factor on page 24 to
        quantify the price at which Weston Presidio purchased the shares that are being
        sold in this offering.

Use of Proceeds, page 27

12.   Please expand to discuss each of the principal purposes for which you intend to
        use the net proceeds from the offering and revise to estimate the amounts intended
        for each purpose. See Item 504 of Regulation S-K. For example, it is unclear
        what estimated amount may be reserved for reducing indebtedness. In this regard,
        we note from pages A-5 and A-6 of the Indenture dated June 3, 2009 that there
        appear to be quantitative thresholds on partial and full redemptions following an
        Equity Offering prior to June 1, 2011.

Management's Discussion and Analysis, page 36
Liquidity and Capital Resources, page 50

13.   Please revise to address in quantitative and qualitative terms the anticipated
        significant increase in long term debt maturities from 2010 to 2011.

Management, page 74
Audit Committee, page 75

14.   Please provide complete disclosure of the business experience of Messrs. Honey
        and Ferguson. It is unclear what their roles are at Weston Presidio.

15.   We note the statement on page 75 that you will determine which of the future
        nominees will be audit committee financial experts. Please revise to disclose

whether you have determined if either of the two existing members is an audit committee financial expert. Similarly, please revise with respect to the status of existing members as independent directors.

Compensation Discussion and Analysis, page 77

16.   Please revise your Compensation Discussion and Analysis to clarify who made the decision, set the policy, and so forth, instead of using the passive voice. Similarly, your discussion often references "[w]e" and "[o]ur," but it is unclear if individuals other than the two current members of the compensation committee were involved in such decisions. For example, see the last paragraphs on page 77, the last paragraph on page 78 and the first paragraph on page 79.

17.   Also, please revise to address whether compensation policies may change significantly due to the addition of two independent members to the compensation committee. It is unclear if the board or the newly constituted compensation committee has set up the compensation program that will be used going forward.

18.   Please revise your discussion to further clarify the way that qualitative inputs are ultimately translated into objective pay determinations. Your discussion should more clearly discuss how the compensation committee used the various tools to determine compensation amounts and structure, and explain why it reached its decisions regarding specific compensation amounts.

19.   We note the reference to Hewitt Consulting on page 78, including statement that the advisor focused on companies of similar size in the manufacturing industry. Please provide the companies in the peer group and explain how they were selected.

Summary Compensation Table, page 82

20.   We note the reference to a $513,982 payment to Mr. Morris in footnote (5) to cover income taxes related to restricted stock. With a view to disclosure, please advise us where you disclose the restricted stock.

Principal and Selling Stockholders, page 94

21.   Please tell us whether Weston Presidio V, L.P. is a broker-dealer or an affiliate of a broker-dealer.

Certain Relationships and Related Person Transactions, page 96

22.   Please revise to disclose all related person transactions. We note the reference to an agreement with Terrapin Express Corp. on page F-58.

23.   Please revise the last paragraph on page 96 to disclose the "certain financial targets."

24.   Please revise the description of the Management Agreement to further clarify your obligations regarding continuing obligations for "expense reimbursement and indemnification."

Financial statements

Cellu Tissue Holdings, Inc and Subsidiaries
Audited Consolidated Financial Statements
General

25.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment.

Consolidated statement of operations, page F-5

26.   We note your statements of operations present separate line items entitled "stock and related compensation expense" and "vesting of stock option/restricted stock grants." Please revise your financial statements to combine non-cash compensation with the amount of cash compensation paid to the same entities/individuals. Refer to the guidance in SAB Topic 14.F.

Statement of changes in stockholders' equity(deficiency) page F-6

27.   We note the equity investment of $22,974,116 during the year ended February 28, 2009. Please reconcile this disclosure to equity investment by shareholders of $15,001,463 as disclosed in statement of cash flows, page F-7 and provide a note disclosing the details of the transactions.

Report of Independent Certified Public Accountants, page F-50

28.   Please advise BDO Seidman to revise its report to include the City and State of issuance. Please refer to Item 2-02(a) of Regulation S-X.

Part II

Underwriting, page 113

29.   We note the reference in the last paragraph on page 116 to affiliates of Goldman Sachs having interests in your controlling shareholder. With a view to disclosure, advise us of the nature and extent of these relationships.

Item 15. Recent Sales of Unregistered Securities

30.   We note the reference to exemptions claimed under "Section 4(2) of the Act and/or Regulation D." Please identify which sales were made relying on Regulation D.

31.   Also, please revise to name the persons or identify the class of persons to whom the securities were sold. We refer you to, for example, "new stockholders," "certain shareholders," and "certain other parties."

Item 16. Exhibits and Financial Statements

32.   Please file the legal opinion any other missing exhibits. We may have further comment. Also, we note that you failed to include the exhibits or schedules to some of your filed exhibits. As non-exclusive examples, please file a complete copy of Exhibit 4.2, Exhibit 10.14, and Exhibit 10.15.f

33.   Please advise why you do not provide the information concerning the ratio of earnings to fixed charges. See Item 601(b)(12).

Exchange Act Reports

34.   Please revise your Exchange Act reports as necessary, to comply with the comments above.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Tracy Kimmel
        (212) 556-2222